7.00am BST

19 October 2023

TRADING UPDATE – October 2023

RELX, the global provider of information-based analytics and decision tools, reports underlying revenue growth for the first nine months of 2023, reaffirming the outlook for the full year.

Highlights

➢Underlying revenue growth year to date +8%

Full year outlook

➢As we enter the final quarter, momentum remains strong across the group, and we expect underlying growth rates in revenue and adjusted operating profit to remain above historical trends, driving another year of strong growth in adjusted earnings per share on a constant currency basis.

Risk (35% of H1 2023 revenue)

●Underlying revenue growth YTD +8%
●Growth continues to be driven by our deeply embedded analytics and decision tools across segments. Business Services growth was driven by Financial Crime Compliance and digital Fraud & Identity solutions. Insurance growth reflected continued new sales momentum and positive market factors. Specialised Industry Data Services has continued to deliver strong growth.
●Full year outlook: We expect another year of strong underlying revenue growth, in line with historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

Scientific, Technical & Medical (33% of H1 2023 revenue)

●Underlying revenue growth YTD +4%
●Growth continues to be driven by the evolution of the business mix, with higher growth segments representing an increasing proportion of divisional revenue. Databases, Tools & Electronic Reference growth was driven by content development and further evolution of higher value-add analytics and decision tools. Primary Research growth was driven by article submissions, with pay-to-publish open access articles continuing to grow particularly strongly.
●Full year outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Legal (20% of H1 2023 revenue)

●Underlying revenue growth YTD +6%
●Improving growth was driven by the continuing shift in business mix towards higher growth legal analytics. Lexis+, our integrated platform with leading analytics, leveraging extractive AI functionality, continues to see increasing customer adoption and usage across markets. The customer testing phase of Lexis+ AI, our new platform leveraging generative AI functionality, has progressed well.
●Full year outlook: We expect continued strong underlying revenue growth, with underlying adjusted operating profit growth continuing to exceed underlying revenue growth.

Exhibitions (12% of H1 2023 revenue)

●Underlying revenue growth YTD +32%
●Average like-for-like event revenue across the portfolio continues to run ahead of pre-pandemic levels, with increased exhibitor usage of a growing range of digital tools.
●Full year outlook: We expect a year of strong underlying revenue growth. The operating result will continue to benefit from the structurally lower cost base, with full year adjusted operating margin expected to be above pre-pandemic levels.

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: compromises of RELX cyber security systems or other unauthorised access to our databases; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; changes in tax laws and uncertainty in their application; changes in the payment model for RELX products; competitive factors in the industries in which RELX operates and demand for RELX products and services; failure of third parties to whom RELX has outsourced business activities; breaches of generally accepted ethical business standards or applicable laws; significant failure or interruption of RELX systems; inability to realise the future anticipated benefits of acquisitions; inability to retain high-quality employees and management; exchange rate fluctuations and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 35,000 people over 40% of whom are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £55bn/€63bn/$66bn.